Exhibit 99.3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Endeavour International Holding B.V.:

We have audited the accompanying consolidated balance sheet of Endeavour International Holdings B.V. and subsidiaries as of December 31, 2012 and the related consolidated statements of operations, stockholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endeavour International Holdings B.V. and subsidiaries at December 31, 2012 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas

March 18, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Endeavour International Holding B.V.:

We have audited the accompanying consolidated balance sheet of Endeavour International Holding B.V. and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endeavour International Holding B.V. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Houston, Texas

January 24, 2013, except for Note 2 and 10, as to which date is March 18, 2013

Endeavour International Holding B.V.

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2012	2011
Assets
Current Assets:
Cash and cash equivalents	$31,385	$103,085
Restricted cash	128	—
Accounts receivable	43,358	4,508
Current receivables due from affiliates	71,964	11,142
Prepaid expenses and other current assets	20,487	17,711

Total Current Assets	167,322	136,446

Property and Equipment, Net ($273,298 and $183,110 not subject to amortization at 2012 and 2011, respectively)	910,749	421,457
Goodwill	262,764	211,886
Long-term receivables due from affiliates	—	57,250
Other Assets	18,621	18,887

Total Assets	$1,359,456	$845,926

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2012	2011
Liabilities and Stockholder’s Equity
Current Liabilities:
Accounts payable	$57,531	$44,620
Current maturities of debt	15,713	2,350
Current liabilities due to affiliates	36,726	45,715
Accrued expenses and other	61,035	10,903

Total Current Liabilities	171,005	103,588

Long-Term Debt	167,380	298,016
Long-Term Liabilities due to Affiliates	599,000	99,000
Deferred Taxes	141,887	108,762
Other Liabilities	144,098	58,634

Total Liabilities	1,223,370	668,000

Commitments and Contingencies

Stockholder’s Equity:
Common stock; shares issued and outstanding - 180 and 180 shares at 2012 and 2011, respectively	25	25
Additional paid-in capital	120,033	120,033
Accumulated earnings, as adjusted	16,028	57,868

Total Stockholders’ Equity	136,086	177,926

Total Liabilities and Stockholder’s Equity	$1,359,456	$845,926

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Statement of Operations

(Amounts in thousands)

	Year Ended December 31,
	2012	2011	2010
Revenues	$207,181	$41,754	$60,501
Cost of Operations:
Operating expenses	51,568	8,622	11,086
Depreciation, depletion and amortization	57,961	14,988	22,692
General and administrative	8,569	4,866	4,321

Total Expenses	118,098	28,476	38,099

Income From Operations	89,083	13,278	22,402

Other Income (Expense):
Derivatives:
Realized gains (losses)	—	—	(11,753)
Unrealized gains	5,846	11,020	10,033
Interest expense	(67,672)	(38,894)	(25,079)
Gain on sale of reserves in place	—	—	87,171
Letter of credit fees	(21,903)	—	—
Loss on early extinguishment of debt	(21,661)	—	—
Interest income and other	(4,308)	10,074	3,947

Total Other Income (Expense)	(109,698)	(17,800)	64,319

Income (Loss) Before Income Taxes	(20,615)	(4,522)	86,721
Income Tax Expense (Benefit)	21,225	27,058	(788)

Net Income (Loss)	$(41,840)	$(31,580)	$87,509

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Statement of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2012	2011	2010
Cash Flows from Operating Activities:
Net income (loss)	$(41,840)	$(31,580)	$87,509
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	57,961	14,988	22,692
Deferred tax expense (benefit)	(10,597)	21,116	(3,367)
Unrealized gains on derivatives	(5,846)	(11,020)	(10,033)
Gain on sales of reserves in place	—	—	(87,171)
Amortization of loan costs and discount	7,266	11,588	9,725
Non-cash interest expense	8,239	11,931	7,754
Loss on early extinguishment of debt	21,661	—	—
Other	14,909	1,495	(2,373)
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(25,814)	1,066	7,561
(Increase) decrease in prepaids	8,631	(16,234)	(1,013)
Increase (decrease) in liabilities	(21,617)	11,732	(3,242)

Net cash provided by operating activities	12,953	15,082	28,042

Cash Flows From Investing Activities:
Capital expenditures	(207,131)	(84,783)	(57,971)
Acquisitions	(236,482)	(25,048)	(1,184)
Proceeds from sales, net of cash	1,407	—	108,315
Issuance of note receivable to affiliates	—	—	(57,250)
Change in restricted cash	(128)	31,726	(31,347)

Net cash used in investing activities	(442,334)	(78,105)	(39,437)

Cash Flows From Financing Activities:
Repayments of borrowings	(242,171)	(1,975)	(75,342)
Borrowings under debt agreements	115,163	75,000	185,000
Borrowings from affiliates	500,000	—	—
Financing costs paid	(8,063)	(5,475)	(26,590)
Payment on early extinguishment of debt	(7,248)	—	—

Net cash provided by financing activities	357,681	67,550	83,068

Net increase (decrease) in cash	(71,700)	4,527	71,673
Cash and Cash Equivalents, Beginning of Period	103,085	98,558	26,885

Cash and Cash Equivalents, End of Period	$31,385	$103,085	$98,558

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Consolidated Statement of Stockholder’s Equity

(Amounts in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder’s Equity
Balance, January 1, 2010	$25	$120,033	$1,939	$121,997
Net Loss	—	—	87,509	87,509

Balance, December 31, 2010	$25	$120,033	$89,448	$209,506

Net Income	—	—	(31,580)	(31,580)

Balance, December 31, 2011	$25	$120,033	$57,868	$177,926

Net Loss	—	—	(41,840)	(41,840)

Balance, December 31, 2012	$25	$120,033	$16,028	$136,086

See accompanying notes to consolidated financial statements.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 1 – General

Description of Business

Endeavour International Holding B.V. is an independent oil and gas company engaged in the exploration, development, production and acquisition of energy reserves in the U.K. As used in these Notes to Consolidated Financial Statements, the terms “EIHBV”, “we”, “us”, “our” and similar terms refer to Endeavour International Holding B.V. and, unless the context indicates otherwise, its consolidated subsidiaries. EIHBV was incorporated in The Netherlands in 2005 and is a wholly-owned subsidiary of Endeavour International Corporation (“EIC”).

2013 Liquidity and Capital Resources

As of December 31, 2012, we had $185 million in outstanding indebtedness to third parties and $599 million in outstanding indebtedness to affiliates. Being highly leveraged, servicing our debt and other long-term obligations will continue to require a significant portion of our cash flow from operations and available cash on hand. The combination of these debt servicing requirements, capital expenditures and the delay in cash flow resulting from the Rochelle mechanical issues may exceed the cash flow from our current operations. Ultimately, our primary uses and sources of financial resources will be impacted by the outcome of our strategic review.

During 2013, our primary uses of financial resources are expected to be:

•	our capital expenditures, primarily related to our drilling activities at our Alba, Bacchus and Rochelle fields in the U.K.; and

•	interest payments on existing credit facilities and payments in support of our reimbursement agreements covering our abandonment obligations.

We believe we will be able to fund operations for the foreseeable future including our capex and other expenditure requirements based on our projections of funds generated from operations, cash available and existing sources of financing. Since year-end 2012, we have also completed several transactions to improve our liquidity position and extended the maturities of some of our debt and other obligations. The completion of these recent financing activities are designed to provide sufficient liquidity to bring the Rochelle development on line, drill a third well at Bacchus and allow sufficient time for a thoughtful and disciplined strategic review process. These transactions include:

•	extending or replacing reimbursement agreements covering certain of our abandonment liabilities in the U.K. which would have expired in 2013;

•	entering into a forward sale agreement;

•	entering into a sale and purchase agreement providing for the sale and purchase of a production payment; and

•	extending the maturity of a majority of the commitments under our revolving credit facility.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

If we are unable to meet any short-term liquidity needs out of cash on hand, we would attempt to refinance debt, sell forward our production, sell assets, issue debt or equity or perform any other alternatives resulting from our strategic review.

Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In the opinion of management, all normal recurring adjustments considered necessary for a fair presentation have been included in these financial statements. Certain amounts for prior periods have been reclassified to conform to the current presentation.

These accounting principles require management to use estimates, judgments and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported herein. While management regularly reviews its estimates, actual results could differ from those estimates.

Management believes it is reasonably possible that the following material estimates affecting the financial statements could change in the coming year:

•	estimates of proved oil and gas reserves,

•	estimates as to the expected future cash flow from proved oil and gas properties,

•	estimates of future dismantlement and restoration costs,

•	estimates of fair values used in purchase accounting and

•	estimates of the fair value of derivative instruments.

Our financial statements include allocations of general, administrative costs of EIC that are attributable to our operations and use of centralized general and administrative services. Management believes the assumptions and allocations underlying the combined financial statements are reasonable. However, these combined financial statements do not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of EIHBV and our consolidated subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in entities over which we have significant influence, but not control, are carried at cost adjusted for equity in earnings or (losses) and distributions received.

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash has historically included amounts held in escrow for drilling rig commitments, as collateral for lines of credit, and for acquisitions.

Inventories

Materials and supplies and oil inventories are valued at the lower of cost or market value (net realizable value).

Full Cost Accounting for Oil and Gas Operations

Under the full cost method of accounting for oil and gas activities, all acquisition, exploration and development costs incurred for the purpose of finding oil and gas, are capitalized and accumulated in pools on a country-by-country basis. Capitalized costs include the cost of drilling and equipping productive wells; such as the estimated costs of dismantling and abandoning these assets, dry hole costs, lease acquisition costs, seismic and other geological and geophysical costs, delay rentals, costs related to such activities, certain directly-related employee costs and a portion of interest expense. Employee costs associated with production and other operating activities and general corporate activities are expensed in the period incurred.

Capitalized costs are limited on a country-by-country basis (the ceiling test). Under the ceiling test, if the capitalized cost of the full cost pool, net of deferred taxes, exceeds the ceiling limitation, the excess is charged as an impairment expense. The ceiling test limitation is calculated as the present value, discounted at 10%, of:

•	the future net cash flows related to estimated production of proved reserves, utilizing the average, first-day-of-the-month price for commodities;

•	the effect of derivative instruments that qualify as cash flow hedges;

•	the lower of cost or estimated fair value of unproved properties; and

•	the expected income tax effects of the above items.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

We utilize a single cost center for each country where we have operations for amortization purposes. Any sales or other conveyances of properties are treated as adjustments to the cost of oil and gas properties with no gain or loss recognized unless the operations are suspended in the entire cost center or the conveyance is significant in nature. Proved properties are amortized on a country-by-country basis using the units of production method (“UOP”). The amortization base in the UOP calculation includes the sum of proved property, net of accumulated DD&A, estimated future development costs (future costs to access and develop proved reserves), and asset retirement costs, less related salvage value.

Unproved property costs include the costs associated with unevaluated properties and properties under development and are not initially included in the full cost amortization base (where proved reserves exist) until the project is evaluated. These costs include unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination, together with interest costs capitalized for these projects. Seismic data costs are associated with specific unevaluated properties where the seismic data is acquired for the purpose of evaluating acreage or trends covered by a leasehold interest owned by us.

Significant unproved properties are assessed periodically for possible impairment or reduction in value. If a reduction in value has occurred, these property costs are considered impaired and are transferred to the related full cost pool. Geological and geophysical costs included in unproved properties are transferred to the full cost amortization base along with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. Unproved properties whose acquisition costs are not individually significant are aggregated and the portion of such costs estimated to be ultimately nonproductive, based on experience, are amortized to the full cost pool over an average holding period.

In countries where the existence of proved reserves has not yet been determined, unevaluated property costs remain capitalized in unproved property cost centers until proved reserves have been established, exploration activities cease or impairment and reduction in value occurs. If exploration activities result in the establishment of a proved reserve base, amounts in the unproved property cost center are reclassified as proved properties and become subject to amortization and the application of the ceiling test. When it is determined that the value of unproved property costs have been permanently diminished (in part or in whole) based on the impairment evaluation and future exploration plans, the unproved property cost centers related to the area of interest are impaired, and accumulated costs charged against earnings.

Other Property and Equipment

Other oil and gas assets, computer equipment and furniture and fixtures are recorded at cost, less accumulated depreciation. The assets are depreciated using the straight-line method over their estimated useful lives of two to five years.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Capitalized Interest

We capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use. Capitalized interest is calculated by multiplying our weighted-average interest rate on debt by the amount of qualifying costs and is limited to gross interest expense.

Business Combinations

Assets and liabilities acquired through a business combination are recorded at estimated fair value. We use all available information to make these fair value determinations, including information commonly considered by our engineers in valuing individual oil and gas properties and sales prices for similar assets. Estimated deferred taxes are based on available information concerning the tax basis of the acquired company’s assets and liabilities and carryforwards at the merger date.

Any excess of the acquisition cost of the acquired business over the fair value amounts assigned to assets and liabilities is recorded as goodwill. Any excess of the amounts assigned to assets and liabilities over the acquisition of the acquired business is recorded as a gain on acquisition on the income statement. The amount of goodwill recorded in any particular business combination can vary significantly depending upon the fair values attributed to assets acquired and liabilities assumed relative to the total acquisition cost.

Goodwill and Intangible Assets

We assess the carrying amount of goodwill and other indefinite-lived intangible assets by testing the asset for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test requires allocating goodwill and all other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Dismantlement, Restoration and Environmental Costs

We recognize liabilities for asset retirement obligations associated with tangible long-lived assets, such as producing well sites, offshore production platforms, and natural gas processing plants, with a corresponding increase in the related long-lived asset. The asset retirement cost is depreciated along with the property and equipment in the full cost pool. The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

We utilize EIC’s credit adjustment to the risk-free interest rate in determining the fair value of our estimated asset retirement obligation as EIC could also be held responsible for satisfying the obligation.

Revenue Recognition

We use the entitlements method to account for sales of gas production. We may receive more or less than our entitled share of production. Under the entitlements method, if we receive more than our entitled share of production, the imbalance is treated as a liability at the market price at the time the imbalance occurred. If we receive less than our entitled share, the imbalance is recorded as an asset at the lower of the current market price or the market price at the time the imbalance occurred. Oil revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred, title has transferred and collectability of the revenue is probable.

Significant Customers

Our sales are to a limited number of customers, each of which accounted for more than 10% of revenue for the year ended December 31, 2012: Chevron North Sea Ltd and Shell U.K. Limited.

Derivative Instruments and Hedging Activities

From time to time, we may utilize derivative financial instruments to hedge cash flows from operations or to hedge the fair value of financial instruments. We also have embedded derivatives related to our debt instruments.

We may use derivative financial instruments with respect to a portion of our oil and gas production or a portion of our variable rate debt to achieve a more predictable cash flow by reducing our exposure to price fluctuations. These transactions are likely to be swaps, collars or options and to be entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to:

•	reduce our exposure to declines in the market prices of crude oil and natural gas that we produce and sell,

•	reduce our exposure to increases in interest rates, and

•	manage cash flows in support of our annual capital expenditure budget.

We record all derivatives at fair market value in our Consolidated Balance Sheets at the end of each period. The accounting for the fair market value, and the changes from period to period, depends on the intended use of the derivative and the resulting designation. This evaluation is determined at each derivative’s inception and begins with the decision to account for the derivative as a hedge, if applicable. The accounting for changes in the fair value of a derivative instrument that is not accounted for as a hedge is included in other (income) expense as an unrealized gain or loss. At December 31, 2012 and 2011, we have no outstanding derivatives that are accounted for as a hedge.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Where we intend to account for a derivative as a hedge, we document, at its inception, the hedging relationship, the risk management objective and the strategy for undertaking the hedge. The documentation includes the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and the method that will be used to assess effectiveness of derivative instruments that receive hedge accounting treatment.

Changes in fair value to hedge instruments, to the extent the hedge is effective, are recognized in other comprehensive income until the forecasted transaction occurs. Hedge effectiveness is assessed at least quarterly based on total changes in the derivative’s fair value. Any ineffective portion of the derivative instrument’s change in fair value is recognized immediately in other (income) expense.

We discontinue hedge accounting prospectively when: (1) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Concentrations of Credit and Market Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash deposits at financial institutions. At various times during the year, we may exceed the federally insured limits. To mitigate this risk, we place our cash deposits only with high credit quality institutions. Management believes the risk of loss is minimal.

Derivative financial instruments that hedge the price of oil and gas, interest rates or currency exposure will be generally executed with major financial or commodities trading institutions which expose us to market and credit risks, and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. We review the credit ratings of our counterparties to derivative contracts on a regular basis and to date we have not experienced any non-performance by any of our various counterparties.

As an independent oil and gas producer, our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for oil and gas, which are dependent upon numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, and there can be no assurance that oil and gas prices will not be subject to wide

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

fluctuations in the future. A substantial or extended decline in oil and gas prices could have a material adverse effect on our financial position, results of operations, cash flows and our access to capital and on the quantities of oil and gas reserves that may be economically produced.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of our existing operations, as a majority of all revenue and financing transactions in these operations are denominated in U.S. dollars. For operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Income and expense items are translated at exchange rates prevailing during each period. Adjustments are recognized currently as a component of foreign currency gain or loss and deferred income taxes. To the extent that business transactions are not denominated in U.S. dollars, we are exposed to foreign currency exchange rate risk.

Income Taxes

We use the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

Share-Based Payments

EIC grants restricted stock and stock options of its stock to our employees and directors as incentive compensation. We recognize all share-based payments to employees, including grants of employee stock options, based on their fair values. The share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as general and administrative expense over the employee’s requisite service period (generally the vesting period of the equity award). We apply the fair value method in accounting for stock option grants using the Black-Scholes Method. It is our policy to use authorized but unissued shares of stock when stock options are exercised.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 2 – Revision of prior period financial statements

During 2012, we identified an overstatement of our deferred tax liabilities of $7.0 million. The overstatement resulted from differences between GAAP income and taxable income that had accumulated over several prior periods. We corrected this overstatement, decreasing our deferred tax liability and accumulated deficit in our consolidated balance sheet by $7.0 million as of December 31, 2011.

In evaluating whether our previously issued consolidated financial statements were materially misstated, we considered the guidance in ASC 250, Accounting Changes and Error Corrections, SAB Topic 1.M, Assessing Materiality, and SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. We concluded these errors were not material individually or in the aggregate to any of the prior reporting periods, and therefore, amendments of previously filed reports were not required. As such, the revisions for these corrections to the applicable prior periods are reflected in the financial information herein and will be reflected in future filings containing such financial information. The consolidated statement of stockholder’s equity was revised to reflect the cumulative effect of these adjustments resulting in an increase to retained earnings and total stockholder’s equity of $7.0 million which is reflected in the beginning balance as of January 1, 2010.

The prior period financial statements included in this filing have been revised to reflect the corrections of these errors, the effects of which have been provided in summarized format below.

Revised consolidated balance sheet amounts:

	As of December 31, 2011
	As Previously Reported	Adjustment	As Revised
Deferred tax liability	$115,759	$(6,997)	$108,762
Total liabilities	674,997	(6,997)	668,000
Retained earnings	50,871	6,997	57,868
Total stockholder’s equity	170,929	6,997	177,926

Adoption of New Accounting Standards

On January 1, 2012, we adopted the following new standards without material effects on our results of operations or financial position:

•

Fair Value – An accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements changes certain fair value measurement principles and requires additional disclosures about fair value measurements.

•

Comprehensive Income - Guidance impacting the presentation of comprehensive income eliminates the current option to report components of other comprehensive income in the statement of changes in equity or in a footnote to the financial statements.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

•

Goodwill – Amendment to the the previously issued guidance on testing goodwill for impairment. The revised guidance provides entities with an option of performing a qualitative assessment prior to calculating the fair value of the reporting unit.

Note 3 – Business Combination

On December 23, 2011, we entered into a Sale and Purchase Agreement (the “Purchase Agreement”), through our wholly owned subsidiary Endeavour Energy UK Limited (“EEUK”), with ConocoPhillips (U.K.) Limited, ConocoPhillips Petroleum Limited and ConocoPhillips (U.K.) Lambda Limited, subsidiaries of ConocoPhillips (collectively, the “Sellers”), to acquire their interest in three producing U.K. oil fields in the Central North Sea.

On May 31, 2012, we closed a portion of the COP Acquisition consisting of an additional 23.43% interest in the Alba field (the “Alba Acquisition”) increasing our total working interest in the Alba field to 25.68%. The Alba Acquisition was closed for aggregate cash consideration of approximately $229.6 million.

The acquisition of the additional interest in the Alba field was accounted for using the business combination method. The following summarizes the allocation of the purchase price for the Alba Acquisition:

Purchase price	$255,400
Purchase price adjustments for estimated after-tax cash flows from the acquired asset and interest costs from economic date of January 1, 2011 to closing	(25,823)

Total purchase price	$229,577

Allocation of purchase price:
Property and equipment	$186,801
Goodwill	50,878
Current assets	24,632
Current liabilities	(12,815)
Deferred tax liability	(5,818)
Other long-term liabilities	(14,101)

Total purchase price	$229,577

Goodwill was the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from assets acquired that could not be individually identified and separately recognized. The assessments of the fair values of oil and gas properties acquired were based on projections of expected future net cash flows, discounted to present value.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

The following table sets forth unaudited pro forma condensed combined financial and operating data which are presented to give effect to the Alba acquisition as if it had occurred January 1, 2011. The information does not purport to be indicative of actual results, if any of these transactions had been in effect for the periods indicated, or future results.

	Year Ended December 31,
	2012	2011
Revenues	$279,697	$318,476
Net income (loss)	$(29,223)	$(131,881)

Revenues and income from operations associated with the acquired interest in the Alba field for the period from May 31, 2012 through December 31, 2012 were $ 119.7 million and $ 13.7 million, respectively.

After substantial effort and extensions, we and the Sellers were unable to reach the unanimous agreement and consent required to transfer the interests in the two remaining U.K. oil fields due to failure to agree on certain commercial terms related to the future timing and amount of collateral required to be posted for future decommissioning costs.

As a result of the parties being unable to reach agreement to enable the transfers to occur, the Purchase Agreement terminated in accordance with its terms on December 14, 2012. As previously disclosed, we paid a $10 million deposit in connection with the acquisition of the interests in the remaining two fields, which ConocoPhillips retained.

Note 4 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2012	2011
Fair market value of commodity derivatives – current	$—	$1,247
Prepaid well and drilling costs	2,798	2,240
Prepaid insurance	3,288	1,303
Inventory	5,127	1,622
Deposits and other costs related to the Alba Acquisition	—	9,064
Deferred tax asset	8,089	—
Other	1,185	2,235

	$20,487	$17,711

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 5 – Property and Equipment

Property and equipment included the following:

	December 31,
	2012	2011
Oil and gas properties under the full cost method:
Subject to amortization	$876,536	$429,246
Not subject to amortization:
Acquired in 2012	126,128	—
Acquired in 2011	89,118	99,794
Acquired in 2010	10,106	14,101
Acquired prior to 2010	47,946	69,215

	1,149,834	612,356
Computers, furniture and fixtures	5,505	3,232

Total property and equipment	1,155,339	615,588
Accumulated depreciation, depletion and amortization	(244,590)	(194,131)

Net property and equipment	$910,749	$421,457

The costs not subject to amortization include

•	values assigned to unproved reserves acquired,

•	exploration costs such as drilling costs for projects awaiting approved development plans or the determination of whether or not proved reserves can be assigned, and

•	other seismic and geological and geophysical costs.

These costs are transferred to the amortization base when it is determined whether or not proved reserves can be assigned to such properties. This analysis is dependent upon well performance, results of infield drilling, approval of development plans, drilling results and development of identified projects and periodic assessment of reserves. We expect acquisition costs excluded from amortization to be transferred to the amortization base over the next five years due to a combination of well performance and results of infield drilling relating to currently producing assets and the drilling and development of identified projects acquired, such as the Rochelle field. We expect exploration costs not subject to amortization to be transferred to the amortization base over the next three years as development plans are completed and production commences on existing discoveries.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

The following is a summary of our oil and gas properties not subject to amortization as of December 31, 2012:

Costs Incurred in the Year Ended December 31,
	2012	2011	2010	Prior to 2010	Total
Acquisition costs	$46,819	$45,975	$—	$8,198	$100,992
Exploration costs	60,595	42,833	10,106	39,747	153,281
Capitalized interest	18,714	310	—	1	19,025

Total oil and gas properties not subject to amortization	$126,128	$89,118	$10,106	$47,946	$273,298

During 2012, 2011 and 2010, we capitalized $11.7 million, $7.7 million and $9.1 million, respectively, in certain directly related employee costs. During 2012, 2011 and 2010, we capitalized $24.2 million, $10.1 million and $2.0 million, respectively, in interest.

Asset Acquisitions

On February 23, 2011, we closed our acquisition of an additional 20% working interest in the Bacchus field for approximately $9.2 million in cash paid at closing and approximately $6.2 million in cash paid in 2012. In addition, we paid capital costs incurred by the seller of $9.4 million. Following the acquisition, we hold an aggregate 30% working interest in the Bacchus field.

Business Combination

On May 31, 2012, we closed the Alba COP Acquisition, which consisted of an additional 23.43% interest in the Alba field. This increased our total working interest in the Alba field to 25.68%.

Asset Disposition

In October 2010, we sold our interests in the Cygnus reserves in the U.K. North Sea for $110 million and recorded a gain of $87 million. The cash proceeds were not burdened by any current taxes payable and are being primarily used to accelerate our development projects.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 6 – Goodwill

In connection with several business acquisitions, we recorded goodwill for the excess of the purchase price over the value assigned to individual assets acquired and liabilities assumed.

	December 31,
	2012	2011
Balance at beginning of year	$211,886	$211,886
Additions related to acquisitions	50,878	—

Balance at end of year	$262,764	$211,886

Note 7 – Other Assets

Other long-term assets consisted of the following at December 31:

	2012	2011
Debt issuance costs	$5,399	$18,046
Deferred issuance costs related to reimbursement agreements	11,290	—
Other	1,932	841

	$18,621	$18,887

Debt issuance costs and deferred issuance costs related to reimbursement agreements are amortized over the life of the related obligations. See Notes 9 and 19 for additional discussion.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 8 – Accrued Expenses

We had the following accrued expenses and other current liabilities outstanding:

	December 31,
	2012	2011
Foreign taxes payable	$18,989	$445
Accrued compensation	797	760
Current portion of asset retirement obligations	36,144	2,078
Development asset accrual	—	6,160
Other	5,105	1,460

	$61,035	$10,903

Note 9 – Debt Obligations

Our debt consisted of the following at December 31:

	2012	2011
Senior term loan, 15% fixed rate, due 2013	$—	$240,349
Revolving credit facilty, 13% fixed rate, due 2014	115,163	—
Convertible bonds, 11.5% until March 31, 2014 and 7.5% thereafter, due 2016	70,029	62,523

	185,192	302,872
Less: debt discount	(2,099)	(2,506)
Less: current maturities	(15,713)	(2,350)

Long-term debt	$167,380	$298,016

Standby letters of credit outstanding for abandonment liabilities	$—	$31,724

Principal maturities of debt at December 31, 2012 are as follows:

2013	$15,713
2014	99,450
2015	—
2016	70,029
Thereafter	—

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Revolving Credit Facility

On April 12, 2012, we entered into a $100 million Credit Agreement (the “Revolving Credit Facility”), with Cyan, as administrative agent, and borrowed $40 million. The Revolving Credit Facility matures on October 12, 2013.

Prior to the termination of the Senior Term Loan, the closing of the Alba Acquisition and certain other conditions, borrowings under the Revolving Credit Facility were limited to $40 million and incurred interest at a rate of 12% per year, with an additional 3% payment-in-kind. After the termination of the Senior Term Loan and the closing of the Alba Acquisition, borrowings under the Revolving Credit Facility bear interest at a rate of 13% per year.

On May 31, 2012, we entered into a First Amendment to the Revolving Credit Facility, providing for an increase in the amount available for borrowing under the Revolving Credit Facility from $40 million to $100 million upon closing of the Alba Acquisition. In connection with the closing of the Alba Acquisition, we drew down the additional $60 million available for borrowing. The First Amendment to the Revolving Credit Facility contained certain amendments allowing us to enter certain reimbursement agreements discussed in Note 13.

On September 27, 2012, we increased the amount available for borrowing under the Revolving Credit Facility to $125 million. In connection with the increase, we agreed to pay a fee of $1.25 million to Cyan Partners, LP. The Founding Partner and Chief Investment Officer of Cyan Partners, LP was a member of EIC’s Board of Directors until he resigned in March 2013.

On September 28, 2012, we borrowed an additional $15 million under the Revolving Credit Facility.

Subsequent to December 31, 2012, we amended the Revolving Credit Facility to extend the maturity date of $100 million of the facility to June 30, 2014. See Note 21 “Subsequent Events” for additional discussion.

11.5% Convertible Bonds

In January 2008, we issued 11.5% convertible bonds due 2014 (the “11.5% Convertivle Bonds”) for gross proceeds of $40 million pursuant to a private offering to a sophisticated investor in Norway. The net proceeds from the issuance of the 11.5% Convertible Bonds were used to repay a portion of our outstanding indebtedness. The 11.5% Convertible Bonds bear interest at a rate of 11.5% per annum, compounded quarterly. Interest is compounded quarterly and added to the outstanding principal balance each quarter. The bonds are convertible into shares of EIC’s common stock at a conversion price of $16.52 per $1,000 of principal, which represents a conversion rate of approximately 61 shares of our common stock per $1,000 of principal. The conversion price will be adjusted in accordance with the terms of the bonds upon occurrence of certain events, including payment of common stock dividends, common stock splits or issuance of common stock at a price below the then current market price.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

If EIC undergoes a “change of control” as defined, the holders of the bonds have the right, subject to certain conditions, to redeem the bonds and accrued interest. The bonds may become immediately due upon the occurrence of certain events of default, as defined.

Two derivatives are associated with the conversion and change in control features of the 11.5% Convertible Bonds. At December 31, 2012, the combined fair market value of these derivatives is $4.4 million, reflecting a $9.4 million decrease during 2012 that was recorded in unrealized gains (losses) on derivatives.

On March 11, 2011, we entered into an amendment to the Trust Deed related to our 11.5% Convertible Bonds. The amendment provided for:

•	the amendment of the maturity date of the 11.5% Convertible Bonds from January 24, 2014 to January 24, 2016;

•

the amendment of the date upon which the holders of the 11.5% Convertible Bonds may first exercise a put right, and the occurrence of the conversion price reset if such put right is not exercised, from January 24, 2012 to January 24, 2016; and

•	a reduction in the interest rate payable from 11.5% to 7.5% on and after March 31, 2014.

We recorded a loss of $0.8 million in other expenses related to this amendment, representing the difference between the fair value of the debt and the book value of the debt at March 11, 2011.

Senior Term Loan

In August 2010, we entered into a credit agreement with Cyan, as administrative agent, and various lenders for the Senior Term Loan, in the aggregate amount of $150 million, which was subsequently increased to $235 million. We paid $25.4 million in financing costs related to the issuance of the Senior Term Loan. In May 2012, we repaid all amounts outstanding under Senior Term Loan. This repayment included a prepayment fee of approximately $7 million. Following the repayment the Senior Term Loan was terminated and all of the liens on the collateral securing our obligations were released.

Fair Value

The fair value of our outstanding debt obligations was $189.7 million and $284.2 million at 2012 and 2011, respectively. The fair values of long-term debt were determined based upon discounted cash flows, which results in a Level 3 fair-value measurement.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Letter of Credit Agreement

In July 2011, we entered into a letter of credit facility agreement with Commonwealth Bank of Australia (“CBA”), pursuant to which CBA issued letters of credit to us in the amount of £20.6 million (approximately $35 million upon issuance). The letters of credit secured decommissioning obligations in connection with certain of our United Kingdom Continental Shelf Petroleum Production Licenses. Concurrent with the issuance of the letters of credit, prior restrictions on £20.6 million of our restricted cash were removed and the cash returned for general corporate purposes. We terminated this letter of credit facility agreement in May 2012.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 10 – Income Taxes

The income (loss) before income taxes and the components of the income tax expense (benefit) recognized on the Consolidated Statement of Operations are as follows:

(Amounts in thousands)	U.K.	Other	Total
Year Ended December 31, 2012:
Net income (loss) before taxes	$(22,959)	$2,344	$(20,615)
Current tax expense	31,796	26	31,822
Deferred tax expense related to U.K. tax rate change	8,587	—	8,587
Deferred tax benefit	(19,184)	—	(19,184)

Total tax expense	21,199	26	21,225

Net income (loss) after taxes	$(44,158)	$2,318	$(41,840)

Year Ended December 31, 2011:
Net income (loss) before taxes	$(9,805)	$5,283	$(4,522)
Current tax (benefit) expense	5,926	16	5,942
Deferred tax benefit	(4,308)	—	(4,308)
Deferred tax expense related to U.K. tax rate change	25,424	—	25,424

Total tax expense	27,042	16	27,058

Net income (loss) after taxes	$(36,847)	$5,267	$(31,580)

Year Ended December 31, 2010:
Net income (loss) before taxes	$90,159	$(3,438)	$86,721
Current tax (benefit) expense	2,733	(154)	2,579
Deferred tax (benefit) expense	(2,388)	(929)	(3,317)
Foreign currency losses on deferred tax liabilities	—	(50)	(50)

Total tax (benefit) expense	345	(1,134)	(788)

Net income (loss) after taxes	$89,814	$(2,304)	$87,509

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Effective Tax Rate Reconciliation

The following table presents the principal reasons for the difference between our effective tax rates and The Netherlands statutory income tax rate of 25.5%.

	Year Ended December 31,
	2012	2011	2010
The Netherlands tax expense (benefit) at statutory rate of 25.5%	$(5,257)	$(1,153)	$22,114
Taxation of foreign operations	17,895	2,787	(22,851)
U.K. Tax increase from tax law change	8,587	25,424	—
Foreign currency (gain) loss on deferred taxes	—	—	(51)

Total Income Tax Expense (Benefit)	$21,225	$27,058	$(788)

Effective Income Tax Rate	-103%	-598%	-1%

Deferred Tax Assets and Liabilities

Deferred income taxes result from the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities reflected on the financial statements and the amounts recognized for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

	2012	2011
Deferred tax asset:
Deferred compensation	$357	$956
Unrealized loss on commodity derivative instruments	—	1,260
Asset retirement obligation	87,787	29,122
Net operating loss and capital loss carryforward	271,452	119,637
Embedded derivative	767	3,905
Inventory / other	8,089	—

Total deferred tax assets	368,452	154,880
Less valuation allowance	(198)	(3,198)

Total deferred tax assets after valuation allowance	368,254	151,682
Deferred tax liability:
Property, plant and equipment	(478,720)	(258,779)
Petroleum revenue tax, net of tax benefit	(22,703)	(229)
Debt discount	(630)	(752)
Other	—	(684)

Total deferred tax liabilities	(502,053)	(260,444)

Net deferred tax liability	$(133,799)	$(108,762)

Tax Attributes

At December 31, 2012, we had the following tax attributes available to reduce future income taxes:

		As of December 31,
		2012		2011
	Types of Tax Attributes	Years of Expiration	Carry- forward Amount	Years of Expiration	Carry- forward Amount
U.K.
Corporate tax	NOL	Indefinite	$500,798	Indefinite	$228,701
Supplemental Corporate tax	NOL	Indefinite	378,602	Indefinite	159,316

As of December 31, 2012, the U.K. tax attributes shown above have been recognized for financial statement reporting purposes to reduce deferred tax liability.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Uncertain Tax Positions

At December 31, 2012, we have an unrecognized tax benefit of $6.8 million relating to various U.K. tax matters. Any interest and penalties that may be incurred as part of this benefit would be recognized as a component of interest expense and other expense, respectively. As of December 31, 2012, no interest or penalty expense had been incurred.

The following represents a reconciliation of the change in our unrecognized tax benefits, included in “Deferred Taxes” on the balance sheet, for the year ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010
Balance at the beginning of the year	—	—	—
Increase in unrecognized tax benefits from current period tax position	6,820	—	—

Balance at the end of the year	$6,820	$—	$—

As of December 31, 2012, we believe that no current tax positions that have resulted in unrecognized tax benefits will significantly increase or decrease within the next year. If recognized, none of the unrecognized tax benefits would have an impact on our effective tax rate.

The following tax years remain subject to examination:

Tax Jurisdiction
U.K.	2011 - 2012
All others	2009 - 2012

Foreign Earnings and Credits

As of December 31, 2012, we had de minimus unremitted earnings in our foreign subsidiaries.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 11 – Other Liabilities

Other liabilities included the following:

	December 31,
	2012	2011
Asset retirement obligations	$139,431	$44,894
Other	4,667	13,740

Total Other Liabilities	$144,098	$58,634

Our asset retirement obligations relate to obligation of the plugging and abandonment of oil and gas properties. The asset retirement obligation is recorded at fair value and accretion expense, recognized over the life of the property, increases the liability to its expected settlement value. If the fair value of the estimated asset retirement obligation changes, an adjustment is recorded for both the asset retirement obligation and the asset retirement cost. The following table provides a rollforward of the asset retirement obligations for the year ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Carrying amount of asset retirement obligations, beginning of year	$46,972	$42,741
Increase due to revised estimates	102,272	14,614
Accretion expense (included in DD&A expense)	7,502	4,443
Impact of foreign currency exchange rate changes	3,019	430
Payments of asset retirement obligations	(8,521)	(15,256)
Liabilities incurred and assumed	24,331	—

Asset retirement obligations, end of year	175,575	46,972
Less: current portion of asset retirement obligations	(36,144)	(2,078)

Long-term asset retirement obligations	$139,431	$44,894

Note 12 – Equity

Common Stock

The Common Stock is Euro 100 par value common stock, 900 shares authorized.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 13 – Stock-Based Compensation Arrangements

EIC grants restricted stock, stock options and performance-based share awards to our employees and directors as incentive compensation. This stock-based compensation generally vests over three years and EIC bills us for its cost of the awards over the vesting schedule. The vesting of these shares and options is dependent upon the continued service of the grantees with Endeavour. Upon the occurrence of a change in control, each outstanding share of restricted stock and stock option will immediately vest.

For the year ended December 31, 2012, we included approximately $ 0.6 million of stock-based compensation in capitalized G&A in property and equipment.

Stock-based compensation is recorded in G&A expenses or capitalized G&A as follows:

	Year Ended December 31,
	2012	2011	2010
G&A Expenses	$229	215	116
Capitalized G&A	347	192	149

Total stock-based compensation	$576	$407	$265

Note 14 – Amounts due to/from Affiliates

Our amounts due (to) from affiliates consisted of the following at December 31:

	2012	2011
Assets:
Current receivables due from affiliates	$71,964	$11,142
Note receivables due from affiliates	—	57,250

	$71,964	$68,392

Liabilities:
Current payables due to affiliates	$36,726	$45,715
Note payables due to affiliates	599,000	99,000

	$635,726	$144,715

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Current Receivables (Payables) due from (to) Affiliates

We record current receivables from and payables to our affiliates in the ordinary course of business. The amounts payable to and receivable from our affiliates do not bear interest and have no set maturity date.

Notes Receivable due from Affiliates

On January 1, 2010, we executed an unsecured revolving loan facility (the “EOC Note Receivable”) with a group undertaking, Endeavour Operating Corporation (“EOC”), the parent company of Endeavour International Holding BV, as borrower. The EOC Note Receivable has a principal amount of $100 million, of which $57.3 million was outstanding at December 31, 2011. The EOC Note Receivable was repaid in full during 2012.

Notes Payable due to Affiliates

We have a $250 million unsecured Revolving Loan Facility Agreement with EOC, which matures on December 31, 2013. We may borrow up to the maximum principal amount of the facility, at the discretion of EOC. Subject to EOC’s approval, we may repay the loan at any time prior to its maturity. At December 31, 2012 and 2011, the company owed $99 million to EOC pursuant to this loan.

On May 31, 2012, we entered into a $550 million unsecured Revolving Intercompany Loan Agreement with EOC (“EOC Intercompany Loan”) in conjunction with the repayment of the Senior Term Loan and the closing of the Alba field portion of the COP Acquisition. We may borrow up to the maximum principal amount of the facility, at the discretion of EOC. At December 31, 2012, we had $500 million outstanding under the facility. We may drawdown one or more advances, subject to approval by EOC, and may repay any advance, in whole or in part, at any time prior to its maturity, December 31, 2017. Interest will be paid semi-annually at a rate consistent with EIC’s weighted average cost of funds, as determined by EOC. This rate is determined on each semi-annual interest payment date. As of December 31, 2012, the interest rate was 12% per annum.

Note 15 – Supplementary Cash Flow Disclosures

Cash paid for interest and income taxes was as follows:

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

	Year Ended December 31,
	2012	2011	2010
Interest paid	$29,805	$23,805	$8,743

Income taxes paid (refunded)	$426	$9,427	$(172)

Non-Cash Investing and Financing Transactions

In 2012, 2011 and 2010, we recorded $8.2 million, $11.9 million and $7.8 million, respectively, in non-cash interest expense that was added to the principal balance of the 11.5% Convertible Bonds and the Senior Term Loan.

Note 16 – Financial Instruments

	December 31,		December 31,
	2012		2011
	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets:
Derivative instruments	$—	$—	$1,247	$1,247
Liabilities:
Debt	189,696	183,093	284,165	300,366
Derivative instruments	4,370	4,370	13,740	13,740

The carrying amounts reflected in the consolidated balance sheets for cash and equivalents, short-term receivables and short-term payables approximate their fair value due to the short maturity of the instruments. The fair values of commodity derivative instruments were determined based upon quotes obtained from brokers. The fair values of long-term debt were determined based upon discounted cash flows.

Note 17 – Fair Value Measurements

We measure the fair value of financial assets and liabilities on a recurring basis, defining fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is based on assumptions that market participants would use when pricing an asset or liability, including

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of our own nonperformance risk on our liabilities. Fair value measurements are classified and disclosed in one of the following categories:

Level 1:	Fair value is based on actively-quoted market prices, if available.

Level 2:	In the absence of actively-quoted market prices, we seek price information from external sources, including broker quotes and industry publications. Substantially all of these inputs are observable in the marketplace during the entire term of the instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3:	If valuations require inputs that are both significant to the fair value measurement and less observable from objective sources, we must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect our market assumptions.

We apply fair value measurements to certain assets and liabilities including commodity derivative instruments and embedded derivatives relating to conversion and change in control features in certain of our debt instruments. We seek to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The following table summarizes the valuation of our investments and financial instruments by pricing levels as of December 31, 2012:

	Quoted Market Prices in Active Markets - Level 1	Significant Other Observable Inputs - Level 2	Significant Unobservable Inputs - Level 3	Total Fair Value
As of December 31, 2012:
Embedded derivatives	$—	$—	$(4,370)	$(4,370)
As of December 31, 2011:
Oil and gas puts	$—	$1,038	$209	1,247
Embedded derivatives	—	—	(13,740)	(13,740)

Total derivative liabilities	$—	$1,038	$(13,531)	$(12,493)

Our commodity derivative contracts were measured using models that consider various inputs including current market and contractual prices for the underlying instruments, quoted forward prices for natural gas and crude oil, volatility factors and interest rates, such as a LIBOR curve for a similar length of time as the derivative contract term. The inputs for the fair value models for our oil puts were all observable market data and these instruments have been classified as Level 2. Although we utilized the same option pricing models to assess the fair values of our gas puts, an active futures market does not exist for our U.K. gas derivatives. We based the inputs to the option models for our U.K. gas derivatives on observable market data in other markets to verify the reasonableness of the counterparty quotes. These U.K. gas derivatives are classified as Level 3.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

We use a derivative valuation model to derive the value of our embedded derivative features. Key inputs into this valuation model are our current stock price, risk-free interest rates, the stock volatility and our implied credit spread. The first three aforementioned inputs are based on observable market data and are considered Level 2 inputs while the last two aforementioned inputs are unobservable and thus require management’s judgment and are considered Level 3 inputs. At December 31, 2012, a decrease or increase in the implied credit spread of 5% would increase or decrease, respectively, the liability by approximately $0.7 million. A similar 5% decrease or increase in the stock volatility has an inverse effect to the change in the liability and would result in an approximately $0.6 million decrease or increase, respectively.

The following is a reconciliation of changes in fair value of net derivative assets and liabilities classified as Level 3:

	Year Ended December 31,
	2012	2011
Balance at beginning of period	$(13,531)	$(27,018)
Total gains or losses (realized/unrealized)
Included in earnings	9,161	14,070
Purchases	—	1,239
Settlements	—	(1,822)

Balance at end of period	$(4,370)	$(13,531)

Changes in unrealized gains (losses) relating to derivatives assets and liabilities still held at the end of the period	$9,370	$14,070

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are reported at fair value on a nonrecurring basis in our consolidated balance sheets. The following methods and assumptions were used to estimate the fair values:

Goodwill - Goodwill is tested annually at year end for impairment. The first step of that process is to compare the fair value of the reporting unit to which goodwill has been assigned to the carrying amount of the associated net assets and goodwill. Significant Level 3 inputs may be used in the determination of the fair value of the reporting unit, including present values of expected cash flows from operations.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

When we are required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production; development and operating costs and the timing thereof; economic and regulatory climates and other factors. Our estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control. However, assumptions used reflect a market participant’s view of long-term prices, costs and other factors, and are consistent with assumptions used in our business plans and investment decisions.

Note 18 – Derivative Instruments

We had oil and gas commodity derivatives and embedded derivatives related to debt instruments at December 31, 2012 and 2011. The fair market value of these derivative instruments is included in our balance sheet as follows:

	December 31,
	2012	2011
Derivatives not designated as hedges:
Oil and gas commodity derivatives:
Prepaid expenses and other current assets	$—	$1,247
Embedded derivatives related to debt instrument:
Other liabilities - long-term	(4,370)	(13,740)

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

The effect of the derivatives not designated as hedges on our results of operations was as follows:

	Year Ended December 31,
	2012	2011	2010
Derivatives not designated as hedges:
Oil and gas commodity derivatives
Realized gains (losses)	$—	$—	$(11,753)
Unrealized gains (losses)	(3,524)	(3,050)	10,943

	(3,524)	(3,050)	(810)
Embedded derivatives related to debt and equity instruments
Unrealized gains (losses)	$9,370	$14,070	$(910)

Note 19 – Commitments and Contingencies

General

The oil and gas industry is subject to regulation by federal, state and local authorities. In particular, oil and gas production operations and economics are affected by environmental protection statutes, tax statutes and other laws and regulations relating to the petroleum industry. We believe we are in compliance with all federal, state and local laws and regulations applicable to EIHBV and its properties and operations, the violation of which would have a material adverse effect on us or our financial condition.

Guarantees

On February 23, 2012, EIC, the company’s ultimate parent company, entered into an Indenture (the “First Priority Indenture”) with the subsidiary guarantors party thereto (the “Guarantors”) and Wells Fargo Bank, National Association, as trustee (the “First Priority Trustee”) and collateral agent, relating to the issuance and sale of $350,000,000 in aggregate principal amount of EIC’s 12% First Priority Notes due 2018 (the “First Priority Notes”), subsequently increased by an additional $54 million aggregate principal amount.

Also on February 23, 2012, EIC concurrently entered into an Indenture (the “Second Priority Indenture,” and together with the First Priority Indenture, the “Indentures”) with the Guarantors, Wilmington Trust, National Association, as trustee (the “Second Priority Trustee,” and together with the First Priority Trustee, the “Trustees”), and Wells Fargo Bank, National Association, as collateral agent, relating to the issuance and sale of $150,000,000 in aggregate principal amount of EIC’s 12% Second Priority Notes due 2018 (the “Second Priority Notes,” and together with the First Priority Notes, the “2018 Notes”).

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

The First Priority Notes and related guarantees are secured by first-priority liens on (1) 65% of our capital stock and all of EIC’s future first-tier foreign subsidiaries and (2) the EOC Intercompany Loan and all future intercompany indebtedness owing by any of the EIC’s foreign subsidiaries to EIC or any of its domestic subsidiaries (collectively, the “Collateral”). The Second Priority Notes and related guarantees will be secured by second priority liens on the Collateral.

The Indentures restrict the Company’s and its restricted subsidiaries’ ability to: (i) pay distributions or repurchase or redeem the Company’s capital stock or subordinated debt; (ii) make certain investments; (iii) incur additional indebtedness (iv) create or incur certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications, including that certain of the covenants will be terminated if at any time no default has occurred and is continuing and either series of the 2018 Notes, as applicable, receives an investment grade rating from both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.

Reimbursement Agreements

During the second quarter of 2012, we entered into two reimbursement agreements related to abandonment liabilities for certain of our U.K. oil and gas properties. Under these agreements, unaffiliated third parties pledged cash to secure letters of credit covering certain of our abandonment liabilities and we agreed to reimburse the pledged cash in the event that the letters of credit are drawn and pledged cash is utilized to satisfy the commitment. We have no cash collateral associated with the reimbursement agreements and the commitments under the reimbursement agreements are not recorded as liabilities. The associated abandonment obligations are recorded in other long-term liabilities as part of our asset retirement obligations. Fees and expenses related to the reimbursement agreements are included in other expenses on our condensed consolidated statement of operations.

The first reimbursement agreement, covering approximately $33 million relates to our decommissioning obligations at the Ivanhoe, Rob Roy, Hamish (collectively, “IVRRH”), Renee and Rubie fields where we are currently paying certain asset retirement costs (the “IVRRH Reimbursement Agreement”). We pay a fee of 11.5% per year, computed based on the outstanding amount of each letter of credit (capitalized quarterly and payable upon release of the letters of credit). We are also required to pay a fee equal to 1% of the outstanding letters of credit on May 22, 2013 (the expiration date of the letters of credit). If we have not obtained replacement letters of credit before the expiration date of the letters of credit, then we must reimburse the pledgor for all amounts pledged. Concurrent with the issuance of the IVRRH Reimbursement Agreement, the restrictions on our previously restricted cash were removed, the cash was returned to us, and our letter of credit facility agreement was extinguished. We unconditionally guarantee the obligations under the IVRRH Reimbursement Agreement, but our reimbursement obligations are unsecured. In connection with this reimbursement agreement, EIC issued warrants to purchase two million shares of our common stock, with an exercise price of $10.50 per share, to the investors.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

On January 10, 2013, we entered into a letter of credit procurement agreement (the “Procurement Agreement”). See Note 21 “Subsequent Events” for additional discussion. In connection with the Procurement Agreement, we terminated the IVRRH Reimbursement Agreement and paid all outstanding and accrued fees totaling approximately $3.8 million.

The second reimbursement agreement covers approximately $120 million related to our decommissioning obligations for the Alba field (the “Alba Reimbursement Agreement”). We pay a fee of 13% per year, payable quarterly, computed based on the outstanding amount of each letter of credit. We have agreed to procure the release of the pledged cash securing the letter of credit on or before December 31, 2013 (the expiration date of the letter of credit). In addition, our obligations under the Alba Reimbursement Agreement are secured on a pari passu basis with our obligations under the Revolving Credit Facility by a first lien on substantially all of our assets. As of December 31, 2012, we do not expect to begin decommissioning activities for the Alba field for many years. The timing of decommissioning activities will be determined by the ultimate performance and life of the reservoir.

Subsequent to December 31, 201, we amended the Alba Reimbursement Agreement to extend the maturity date to June 30, 2014. See Note 21 “Subsequent Events” for additional discussion.

Rig Commitments

We have previously disclosed a potential commitment on a drilling rig in our North Sea operations relating to a dispute with the rig operator. In June 2011, we entered into a settlement agreement with the rig operator whereby the parties were mutually released from all future claims. We incurred costs of $14 million related to the settlement, which are included in capital expenditures.

Operating Leases

At December 31, 2012, we have leases for office space and equipment with lease payments as follows:

2013	$997
2014	1,009
2015	1,021
2016	741
Thereafter	—

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 20 – Segment and Geographic Information

We have determined we have one reportable operating segment being the acquisition, exploration and development of oil and gas properties. Our operations are conducted in geographic areas as follows:

	2012		2011		2010
	Revenue	Long- lived Assets	Revenue	Long- lived Assets	Revenue	Long-l ived Assets
United Kingdom	$207,181	$1,189,870	$41,754	$650,943	$60,501	$486,467
Other	—	2,264	—	1,287	—	878

Total	$207,181	$1,192,134	$41,754	$652,230	$60,501	$487,345

Note 21– Subsequent Events

Entry into Procurement Agreement

In January 2013, we entered into the letter of credit procurement agreement (the “Procurement Agreement”) with an unaffiliated third party entity, which matures on July 9, 2014. The Procurement Agreement was entered into in connection with the unaffiliated third party’s entry into a credit support arrangement with a providing bank. Pursuant to this credit support agreement, the third party pledged cash, contributed by one of our shareholders, to secure letters of credit in the amount of approximately $33.0 million. The letters of credit secure decommissioning obligations in connection with certain of our U.K. license agreements.

Under the Procurement Agreement, we agreed:

•	to reimburse the third party in the event that the letters of credit are drawn and the pledged cash must be paid to the letter of credit provider;

•

pay a quarterly fee computed at a rate of 9% per year on the outstanding amount of each letter of credit, along with an initial fee equal to 1% on the initial outstanding amount of each letter of credit;

•	pay a fee of 2% on the outstanding amount of each letter of credit upon termination;

•	pay a fee of 0.65% per year of the aggregate balance of any outstanding letters of credit.

The Procurement Agreement contains customary representations, warranties and non-financial covenants. EIC issued warrants to purchase a total of 1,000,000 shares of EIC’s common stock at an exercise price of $7.31 per share to the investor. The warrants expire on January 9, 2018 and are subject to customary anti-dilution provisions.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Concurrent with our entry into the Procurement Agreement, we terminated the IVRRRH Reimbursement Agreement dated May 23, 2012, which secured letters of credit. Upon termination of the IVRRH Reimbursement Agreement, we paid all outstanding and accrued fees totaling approximately $3.8 million.

Strategic Alternatives

On February 14, 2013, EIC announced that its board of directors approved a review of strategic alternatives. In an effort to unlock the value of EIC’s underlying assets, EIC will consider a full range of options, including:

•	a sale, joint venture or partnership in respect of its activities in the North Sea;

•	a sale of specific assets;

•	a sale or merger of EIC; or

•	continuing to execute on its operational plan.

EIC will announce the results of the effort once a course of action is chosen. There is no assurance that this strategic alternatives review will result in a change to our current business plan, pursuing a particular transaction or completing any such transaction.

Forward Sale

In February 2013, we entered into a forward sale agreement with one of our established purchasers for a payment of approximately $22.5 million, which was received on March 1, 2013 in return for a specified volume of crude oil in excess of 200,000 barrels to be delivered over a six month delivery period from our UK North Sea production.

Production Payment

In March 2013, our wholly-owned subsidiary, EEUK, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) for $107.5 million providing for the sale and purchase of a production payment over the proceeds of sale from a proportion of our entitlement to production from its interests in the Alba and Bacchus fields located in the UK sector of the North Sea (the “Production Payment Transaction”) and the issuance of warrants (discussed below). Repayment of the production payment will come solely from the proceeds from the sale of production from EEUK’s entitlement from the Alba and Bacchus fields.

In the event that the Production Payment Transaction does not complete under the terms of the Sale and Purchase Agreement, the deposit paid to EEUK upon signing of the Sale and Purchase Agreement and all or part of a $1.2 million termination fee would become due and payable by EEUK.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

The completion of the Production Payment Transaction is conditional upon, amongst other things, the approval of the UK Secretary of State for Energy and Climate Change. Contemporaneously with completion under the Sale and Purchase Agreement, EIC expects to issue 3,440,000 warrants to purchase shares of common stock at an exercise price of $3.014 per share (the “Warrants”).

EEUK’s obligations to refund the deposit and pay the termination fee are secured by first priority liens on EEUK’s interests in the licenses and certain joint operating agreements governing the fields giving rise to the production subject to the production payment. Upon closing of the purchase and sale of the production payment, EEUK’s obligations under the production payment will be secured by first priority liens in the same assets and second priority liens in certain other assets of the Company and its subsidiaries.

Revolving Credit Agreement

In March 2013, the Company, EEUK, Cyan, and certain lenders entered into a third amendment to the Revolving Credit Facility whereby (i) the lenders consented to the Production Payment Transaction and (ii) the maturity of approximately $100 million of the commitments under the under the Revolving Credit Facility was extended from October 12, 2013 to June 30, 2014. The remaining principal of the Revolving Credit Facility will mature on October 12, 2013, as previously provided.

Reimbursement Agreement

In March 2013, we amended the Alba Reimbursement Agreement to (i) allow us to enter the Production Payment Transaction, (ii) extend the maturity of the obligations under the Alba Reimbursement Agreement from December 31, 2013 to June 30, 2014, and (iii) the parties agreed to agree to take the steps necessary to extend the letter of credit issued pursuant to the Alba Reimbursement Agreement from December 31, 2013 to December 31, 2014.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

Note 22 - Supplemental Oil and Gas Disclosures (Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities

	2012	2011
Proved	$876,536	$429,246
Unproved	273,298	183,110

Total capitalized costs	1,149,834	612,356
Accumulated depreciation, depletion and amortization	(241,338)	(192,027)

Net capitalized costs	$908,496	$420,329

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

	Year Ended December 31,
	2012	2011	2010
Acquisition costs:
Proved	$143,004	$2,595	$—
Unproved	46,878	46,107	1,184
Exploration costs	46,730	51,820	50,328
Development costs	302,038	79,898	22,047

Total costs incurred	$538,650	$180,420	$73,559

Results of Operations for Oil and Gas Producing Activities

	Year Ended December 31,
	2012	2011	2010
Revenues	$207,181	$41,754	$60,501
Production expenses	51,568	8,622	11,086
DD&A	56,813	14,312	22,020
Income tax expense (benefit)	61,256	11,104	13,698

Results of activities	$37,544	$7,716	$13,697

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of our future operations and changes in economic conditions. Our oil and gas reserves were audited by independent reserve engineers at December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
Proved Oil Reserves (MBbls):
Proved reserves at beginning of year	4,060	3,664	3,348
Production	(1,994)	(373)	(545)
Purchases of reserves	11,071	303	—
Sale of reserves in place	—	—	—
Extensions and discoveries	1,992	—	457
Revisions of previous estimates	(1,396)	466	404

Proved reserves at end of year	13,733	4,060	3,664

Proved Developed Oil Reserves (MBbls) - end of year	5,261	1,270	1,240

	Year Ended December 31,
	2012	2011	2010
Proved Gas Reserves (MMcf):
Proved reserves at beginning of year	50,723	56,177	78,316
Production	(91)	(94)	(3,071)
Purchases of reserves	1,409	90	—
Sales of reserves in place	—	—	(51,522)
Extensions and discoveries	473	—	26,692
Revisions of previous estimates	4,387	(5,450)	5,762

Proved reserves at end of year	56,901	50,723	56,177

Proved Developed Gas Reserves (MMcf) - end of year	3,147	795	555

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

	Year Ended December 31,
	2012	2011	2010
Proved Reserves (MBOE):
Proved reserves at beginning of year	12,514	13,027	16,401
Production	(2,009)	(389)	(1,057)
Extensions and discoveries	2,071	—	4,906
Purchase of proved reserves, in place	11,306	—	—
Sales of reserves	—	—	(8,587)
Purchase of proved reserves, in place	—	318	—
Revisions of previous estimates	(665)	(442)	1,364

Proved reserves at end of year	23,217	12,514	13,027

Proved Developed Reserves (MBOE) - end of year	5,785	1,402	1,333

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs are determined by applying average 12-month pricing. Oil, gas and condensate prices are escalated only for fixed and determinable amounts under provisions in some contracts. Estimated future income taxes are computed using current statutory income tax rates where production occurs. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

At December 31, 2012 and 2011, the prices used to determine the estimates of future cash inflows were as follows:

	December 31,
	2012		2011
	Oil	Gas	Oil	Gas
	($/Barrel)	($/Mcf)	($/Barrel)	($/Mcf)
United Kingdom	111.13	9.34	110.77	8.75

Estimated future cash inflows are reduced by estimated future development, production, abandonment and dismantlement costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. Income tax expense, both U.S. and foreign, is calculated by applying the existing statutory tax rates, including any known future changes, to the pretax net cash flows giving effect to any permanent differences and reduced by the applicable tax basis. The effect of tax credits is considered in determining the income tax expense.

Endeavour International Holding B.V.

Notes to Consolidated Financial Statements

(Amounts in thousands, except per unit data)

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment and the risks inherent in reserve estimates.

Standardized Measure of Discounted Future Net Cash Flows

	2012	2011
Future cash inflows	$2,035,208	$941,208
Future production costs	(568,414)	(144,106)
Future development costs	(581,277)	(306,628)
Future income tax expense	(277,436)	(238,111)

Future net cash flows (undiscounted)	608,081	252,363
Annual discount of 10% for estimated timing	122,780	37,250

Standardized measure of future net cash flows	$485,301	$215,113

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows

	2012	2011	2010
Standardized measure, beginning of period	$215,113	$73,550	$49,192
Net changes in prices and production costs	7,389	155,630	83,525
Future development costs incurred	164,562	66,156	19,259
Net changes in estimated future development costs	(219,581)	13,359	(38,039)
Revisions of previous quantity estimates	(32,876)	(18,771)	20,870
Extensions and discoveries	102,386	—	75,066
Accretion of discount	37,613	15,050	1,979
Changes in income taxes, net	(74,778)	(136,157)	(35,306)
Sale of oil and gas produced, net of production costs	(159,450)	(33,083)	(49,415)
Purchased reserves	456,810	26,340	—
Sales of reserves in place	—	—	(63,448)
Change in production, timing and other	(11,887)	53,039	9,867

Standardized measure, end of period	$485,301	$215,113	$73,550